Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces First-Quarter 2018 Financial Results

TAIPEI, Taiwan, May 2, 2018 – GigaMedia Limited (NASDAQ: GIGM) today announced its first-quarter 2018 unaudited financial results.

Comments from Management

In the first quarter of 2018, the digital entertainment service revenues increased 6.5% due to a new game launched in mid-December 2017, which led a growth in gross profit by 20.6% quarter-on-quarter.

Currently, there are three licensed games in pipeline waiting for release. Management is looking forward to seeing healthy growth of our new licensed games and expecting to have a long-term profitability.

First Quarter Overview

●	Operating revenue increased by $0.2 million or 6.5% in quarter-on-quarter comparison, mainly due to a new game launched in December 2017.
●	Total assets amounted to $65.6 million,decreased from $66.4 million at the end of the last quarter, mainly due to the net loss incurred in this quarter.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games. Unaudited consolidated results of GigaMedia are summarized in the table below.

For the First Quarter

GIGAMEDIA 1Q18 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	1Q18	4Q17	Change (%)	1Q18	1Q17	Change (%)
Revenues	2,160	2,028	6.5%	2,160	4,147	(47.9)%
Gross Profit	1,214	1,007	20.6%	1,214	2,282	(46.8)%
Income (Loss) from Operations	(975)	988	NM	(975)	(429)	NM
Net Income (Loss) Attributable to GigaMedia	(853)	1,070	NM	(853)	(760)	NM
Net Income (Loss) Per Share Attributable to GigaMedia, Diluted	(0.08)	0.10	NM	(0.08)	(0.07)	NM
EBITDA (A)	(1,104)	(785)	NM	(1,104)	(821)	NM
Cash and Marketable Securities-Current	62,111	63,670	(2.4)%	62,111	65,354	(5.0)%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

First-Quarter Financial Results

●

Consolidated revenues for the first quarter of 2018 increased 6.5% quarter-on-quarter to $2.2 million from $2.0 million in the fourth quarter of 2017, but decreased by 47.9% year-over-year from $4.1 million in the first quarter of 2017. The quarter-on-quarter increase reflected the growth of the new licensed game launched in December 2017, while the year-over-year decrease was due to declined performance in the licensed games Dragon, which was newly launched in December 2016 and had dwindled from its peak in the first quarter of 2017.

●	Consolidated gross profit increased 20.6% from $1.0 million to $1.2 million quarter-on-quarter, but decreased by 46.8% from $2.3 million to $1.2 million year-over-year.
●

Consolidated operating expenses were $2.2 million in the first quarter of 2018. An increase by $2.2 million quarter-on-quarter and a decrease of $0.5 million from $2.7 million to $2.2 million year-over-year. The quarter-on-quarter change was mainly resulted from the reclassification from non-operating income of the ArcheAge income in the fourth quarter of 2017, and the increased marketing expenses in the first quarter of 2018 for the newly launched game Akaseka, while the year-over-year change was due to less marketing expenses in promoting Akaseka, compared to the marketing expenses for Dragon in the same period last year.

●

Income (Loss) from operation of the first quarter of 2018 was a loss of $1.0 million, reduced by approximately $2.0 million from an income of $1.0 million last quarter, mainly due to the reclassification of the ArcheAge income in the fourth quarter of 2017. An increase of loss by $0.5 million from a loss of $0.4 million was also seen in the year-over-year comparison.

●

Net income (loss) of the first quarter of 2018 was a net loss of $0.9 million, deteriorated by approximately$1.9 million from a net income of $1.1 million in the fourth quarter of 2017, mainly due to the reversal of income tax liabilities of $1.7 million in the fourth quarter of 2017.

●	Cash and marketable securities-current at the first quarter-end of 2018 accounted for $62.0 million, decreased by $1.5 million from the fourth quarter-end of 2017.

Financial Position

As of March 31, 2018, GigaMedia had $62.6 million in cash and restricted cash, approximately $5.7 per share, compared to $65.9 million, or $6.0 per share, at the end of the first quarter of 2017. The decrease mostly reflected the net cash used in operating activities and the fully repayment of short-term debt, which amounted to $2.6 million as of a year ago.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of May 2, 2018. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company’s 2017 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

GigaMedia CEO James Huang stated: “We have launched one more female-oriented game ‘Akaseka’ in December 2017, which contributed stably. We will keep looking for more female-oriented games to enhance revenue stability healthy margin. And with smart spending on commercial advertisements to achieve high efficiency on marketing expense, improvements in revenues will accompany with operating profits of more robustness.

Management will continually search for high gross profit games to maintain a stable and increased level of profitability by introducing more quality games in the coming quarters.

To look over the past two years, the management has been clearing up assets, trying to keep more cash on hand. We are persistently and prudently searching for investment targets with high potentials to expand our business and drive higher return for our shareholders.”

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with U.S. GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the first quarter 2018 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw , and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2018 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2018	12/31/2017	3/31/2017
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Digital entertainment service revenues	2,160,466	2,027,831	4,147,068
Other revenues	—	—	—
	2,160,466	2,027,831	4,147,068
Operating costs
Cost of digital entertainment service revenues	946,688	1,020,993	1,864,588
Cost of other revenues	—	—	—
	946,688	1,020,993	1,864,588
Gross profit	1,213,778	1,006,838	2,282,480
Operating expenses
Product development and engineering expenses	289,171	237,744	276,697
Selling and marketing expenses	996,751	745,169	1,470,628
General and administrative expenses	896,504	741,253	964,524
Gain on licensing agreement	—	(1,731,592)	—
Other	6,494	26,060	—
	2,188,920	18,634	2,711,849
Income (loss) from operations	(975,142)	988,204	(429,369)
Non-operating income (expense)
Interest income	278,943	207,775	77,174
Gain on sales of marketable securities	—	1,618	—
Interest expense	—	(112)	(11,730)
Foreign exchange loss – net	(158,912)	(85,955)	(377,450)
Loss on disposal of property, plant and equipment	—	(1)	—
Equity in net loss on equity method investments	—	(79)	(23,265)
Impairment loss on marketable securities and investments	—	(176)	—
Other	2,346	(1,712,323)	5,501
	122,377	(1,589,253)	(329,770)
Loss before income taxes	(852,765)	(601,049)	(759,139)
Income tax benefit (expense)	—	1,671,511	(456)
Net (loss) income attributable to shareholders of GigaMedia	(852,765)	1,070,462	(759,595)
(Loss) Earnings per share attributable to GigaMedia
Basic:	(0.08)	0.10	(0.07)
Diluted	(0.08)	0.10	(0.07)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	3/31/2018	12/31/2017	3/31/2017
	unaudited	audited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	62,111,308	63,670,458	65,351,207
Marketable securities - current	—	—	2,617
Accounts receivable - net	626,225	751,114	1,247,420
Prepaid expenses	384,051	389,984	493,229
Restricted cash	506,981	506,981	500,000
Other receivables	314,331	67,884	949,225
Other current assets	140,241	124,595	176,686
Total current assets	64,083,137	65,511,016	68,720,384

Marketable securities - noncurrent
Investments	—	—	52,790
Property, plant & equipment - net	203,992	157,730	22,434
Intangible assets - net	9,353	3,409	4,824
Prepaid licensing and royalty fees	993,833	458,914	904,404
Other assets	289,821	282,036	367,749
Total assets	65,580,136	66,413,105	70,072,585

Liabilities and equity
Short-term borrowings	—	—	2,637,652
Accounts payable	364,977	313,557	434,631
Accrued compensation	207,524	548,903	225,287
Accrued expenses	2,148,836	2,157,790	3,332,207
Unearned revenue	1,845,355	1,863,308	2,150,001
Other current liabilities	336,062	163,703	404,262
Total current liabilities	4,902,754	5,047,261	9,184,040
Other liabilities	—	—	1,671,511
Total liabilities	4,902,754	5,047,261	10,855,551
GigaMedia’s shareholders’ equity	60,677,382	61,365,844	59,217,034
Noncontrolling interest	—	—	—
Total equity	60,677,382	61,365,844	59,217,034
Total liabilities and equity	65,580,136	66,413,105	70,072,585

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2018	12/31/2017	3/31/2017
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(852,765)	1,070,462	(759,595)
Depreciation	23,454	20,886	953
Amortization	3,828	3,315	2,798
Interest income	(278,943)	(207,775)	(77,174)
Interest expense	—	112	11,730
Income tax (benefit) expense	—	(1,671,511)	456
EBITDA	(1,104,426)	(784,511)	(820,832)